May 7, 2026

Hui Luo
Chief Executive Officer
Classover Holdings, Inc.
405 Lexington Avenue, 44th Floor
New York, NY 10174

       Re: Classover Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 1, 2026
           File No. 333-295491
Dear Hui Luo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jeffery Gallant